Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2011

Currency	Amounts outstanding at December 31, 2011 in currency of borrowing	Amounts outstanding at December 31, 2011 in EUR
EUR	1,355,206,074.85	1,355,206,074.85
ISK	25,000,000.00	157,579.58
USD	162,957,570.35	125,942,940.22

		1,481,306,594.65